July 18, 2006

Mr. Steven Jacobs
Branch Chief
United States Securities and
Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Dear Mr. Jacobs:

Pursuant to your letter dated June 30 , 2006 to Mr. Ronald Brown, President of the General Partner of New England Realty Associates Limited Partnership (“The Partnership” or “NERA”), concerning Form 10-K for Fiscal Year Ended December 31, 2005, File no. 000-26393, please find our responses outlined below.

Form 10K for the year ended December 31, 2005

SEC comment:

We note your response to our prior comment number 2 and do not understand how sales of individual condominium units would be treated as discontinued operations under SFAS 144. Please advise us how you considered paragraph 41 and EITF 03-13 in making this determination…..

Partnership response:

Please be advised that the Partnerships are disposing of components by selling entire apartment buildings and/or entire segments of apartment complexes. However, rather than selling them as a single transaction the Partnerships have elected to sell these properties in the form of individual condominium units.   These dispositions represent significant transactions for the Partnerships.

In all cases these components “comprise operations and cash flows that can be clearly distinguished, operationally and for financial purposes, from the rest of the entity.”

The operations and cash flows of the components will be eliminated from the ongoing operations of the Partnerships as a result of the disposition transaction and the Partnerships will not have any significant continuing involvement in the operations of the component after the disposal.

Per your request, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald Brown

NEW ENGLAND REALTY ASSOCIATES
LIMITED PARTNERSHIP

BY:  Ronald Brown
President of NewReal, Inc., Its General Partner

cc  Ms. Kelly McCusker, Staff Accountant